Filing Under Rule 424(b)(2)
                                           Registration Statement
                                           File Number 333-48561


PROSPECTUS
                                 $75,000,000

                            COLONIAL GAS COMPANY

                     Secured Medium Term Notes, Series B
              Due from 9 months to 40 years from Date of Issue
                          _________________________

  Colonial Gas Company (the "Company") may offer from time to time up to $75,000,000 aggregate principal amount of its Secured Medium Term Notes, Series B (the "Notes"), having various maturities from 9 months to 40 years from their dates of issue. The Notes will be issued only in fully registered form, without coupons, and will be denominated in U.S. dollars, in minimum denominations of $1,000 and integral multiples thereof. The Notes will bear interest at a fixed rate to be determined by the Company at or prior to the sale thereof and set forth in a pricing supplement hereto relating to the Notes (a "Pricing Supplement") and may be subject to redemption at the option of the Company or repayment at the option of the holder thereof, in each case, in whole or in part, prior to maturity, if specified in the applicable Pricing Supplement. Interest on the Notes will be payable semi-annually in arrears on the dates set forth in the applicable Pricing Supplement and at maturity or, if applicable, upon earlier redemption or repayment.

  The Notes will be issued as a new series of First Mortgage Bonds under the Company's Second Amended and Restated First Mortgage Indenture to State Street Bank and Trust Company, as trustee (the "Trustee"), dated as of June 15, 1992 (as supplemented and amended from time to time, the "Indenture"), and, pursuant to the Indenture, secured by a lien on certain property owned by the Company. See "Description of Notes-Security."

  The aggregate principal amount, interest rate, interest payment dates, price to public, purchase price, maturity date, redemption or repayment terms, if applicable, and the other variable terms of each Note not described herein will be set forth in the applicable Pricing Supplement.

  Each Note will be issued in book-entry form (a "Book-Entry Note or Notes") or, if specified in the applicable Pricing Supplement, in fully registered certificated form (a "Certificated Note or Notes"). Each Book-Entry Note will be represented by a global note (a "Global Note or Notes") deposited with or on behalf of The Depository Trust Company, New York, New York (the "Depositary"), and registered in the name of the Depositary or its nominee. Beneficial interests in a Global Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to its participants) and by its participants (with respect to beneficial owners). Owners of beneficial interests in a Global Note will not be considered holders thereof and will not be entitled to receive physical delivery of Certificated Notes, except under the limited circumstances described herein. See "Description of Notes - Book-Entry Notes."
                          ________________________

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
         THE SECURITIES AND EXCHANGE  COMMISSION OR BY ANY STATE
            SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY
     STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
           THIS PROSPECTUS OR ANY PRICING SUPPLEMENT HERETO.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      Agents'
                     Price to      Discounts and      Proceeds to the
                    Public (1)      Commissions        Company (1)(3)
                                       (1)(2)

Per Note             100%         .125% - .750%       99.875% - 99.250%

Total           $75,000,000    $93,750 - $562,500   $74,906,250 - $74,437,500


(1) Salomon Brothers Inc, A.G. Edwards & Sons, Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated or other agents selected from time to time by the Company who become parties to the Distribution Agreement dated the date hereof (the "Distribution Agreement") between the Company and each of the agents (the "Agents"), individually or in a syndicate, may purchase Notes, as principal, from the Company for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by the applicable Agent or, if so specified in the applicable Pricing Supplement, for resale at a fixed offering price. Unless otherwise specified in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof, less a percentage of the principal amount equal to the commission applicable to an agency sale (as described below) of a Note of identical maturity. If agreed to by the Company and an Agent, such agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase Notes at 100% of the principal amount thereof, unless otherwise specified in the applicable Pricing Supplement. The Company will pay to an Agent a commission ranging  from  .125%  to  .750% of the principal  amount  of  any  Note, depending on maturity, sold through such Agent. Commissions with respect to Notes with maturities in excess of 30 years that are sold through such Agent will be negotiated between the Company and such Agent at the time of such sale. The Notes may also be sold by the Company directly to investors, in which case no commission will be payable to any Agent. See "Plan of Distribution."

(2) The Company has agreed to indemnify the Agents against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution".

(3)  Before deduction of expenses payable by the Company estimated at $200,000.
                         ___________________________

  The Notes are being offered on a continuing basis by the Company to or through the Agents. The Notes will not be listed on any securities exchange, and there can be no assurance that all or any portion of the Notes offered by this Prospectus will be sold or, if sold, that there will be a secondary market for any of the Notes or liquidity in the secondary market if one develops. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or the Agent that solicits any offer on an agency basis may reject such offer to purchase Notes in whole or in part. See "Plan of Distribution."

Salomon Smith Barney    A.G. Edwards & Sons, Inc.     Merrill Lynch & Co.

March 30, 1998.

                        ___________________________

  Information contained herein is subject to completion or amendment. A Registration Statement has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

IN CONNECTION WITH AN OFFERING OF NOTES PURCHASED BY ONE OR MORE AGENTS AS PRINCIPAL ON A FIXED PRICE BASIS, SUCH AGENT(S) MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."


                           AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company is required to file electronic versions of such material with the Commission through the commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission such as the Company. The Company's common stock is listed on the New York Stock Exchange. Reports and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement"), which the Company has filed with the Commission under the Securities Act of 1933 (the "Securities Act"). Statements contained or incorporated by reference herein concerning the provisions of documents are necessary summaries of such documents, and each statement is qualified in its entirety by reference to the Registration Statement.



             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents heretofore filed with the Commission pursuant to the Exchange Act are hereby incorporated in this Prospectus by reference and made a part hereof:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

  All documents filed with the Commission by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated in this Prospectus by reference and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently-filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than certain exhibits to such documents. Requests should be directed to Treasury Manager, Colonial Gas Company, 40 Market Street, Lowell, Massachusetts 01852 (Telephone: (978) 322-3000).




                                THE COMPANY

  The Company, a Massachusetts corporation formed in 1849, is primarily a regulated natural gas distribution utility that serves approximately 151,000 utility customers in 24 municipalities located northwest of Boston, Massachusetts and on Cape Cod. Through its wholly-owned energy trucking subsidiary, Transgas Inc. ("Transgas"), the Company also provides over-the-road transportation of liquified natural gas, propane and other commodities. References in this Prospectus to the Company do not, unless otherwise required by the context, refer to or include Transgas.

  The Company's combined natural gas distribution service areas cover approximately 622 square miles and have a year-round population of approximately 500,000. The Company is currently serving approximately 50% of potential customers in its service areas. Of its 151,000 customers, approximately 90% are residential accounts. The Company added 6,101 firm customers in 1997. Approximately 46% of such growth resulted from new construction in its service areas and approximately 54% resulted from conversions to gas from other energy sources for existing homes and businesses.

  The Company has proposed to create a holding company structure in which the Company will become a separate, wholly-owned subsidiary of a new parent company, Colonial Energy. Notwithstanding such change, the Notes and the other Bonds (as defined below) issued under the Indenture will remain obligations of the Company secured by the lien of the Indenture, and will not be obligations of the new holding company. Completion of the restructuring is subject to approval of the Company's stockholders, which is proposed to be considered at the April 15, 1998 annual stockholders' meeting, and to approval by the Massachusetts Department of Telecommunications and Energy (the "DTE").

  The address of the Company's principal executive office is 40 Market Street, Lowell, Massachusetts 01852 (Telephone: (978) 322-3000).




                      SELECTED FINANCIAL INFORMATION
                          (Dollars in thousands)


                                Year Ended December 31,

                                1995       1996      1997

Operating Revenues             $163,668  $169,878  $187,140
Utility Operating Income        $21,525   $22,154   $22,856
Net Income                      $13,764   $16,478   $16,040
Ratio of Earnings to Fixed
   Charges (a)                     3.19      3.89      3.96


                                                  December 31, 1997

Long-term Debt (excluding current portion)            $100,101
Common Equity                                          122,132
      Total Capitalization                            $222,233

__________________

          (a) Ratios of Earnings to Fixed Charges for the years ended December 31, 1993 and 1994 were 3.18 and 2.92, respectively. Fixed charges include the financing costs of the Company's gas inventories which the DTE allows to be fully recovered through a cost of gas adjustment clause and which are reported in the Company's consolidated statement of income as cost of gas sold. Fuel financing costs were $390, $504, $662, $500 and $564 for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively.




                              USE OF PROCEEDS

          The net proceeds from the sale of the Notes offered hereby will be used for utility plant construction and, to the extent described in the applicable Pricing Supplement, the refunding of maturing long-term indebtedness and the repayment of short-term bank debt incurred for such purposes.




                           DESCRIPTION OF NOTES

          The following statements are only a summary, do not purport to be complete, and are subject to the detailed provisions of the Indenture, including the Fourth Supplemental Indenture thereto pursuant to which the Notes will be issued, the form of which is filed as an exhibit to the Registration Statement. This summary incorporates by reference the Indenture and is qualified in its entirety by such reference. Certain of the capitalized terms used below are used herein with the meanings ascribed to such terms in the Indenture.

General

          The Notes will be issued as a new series of additional First Mortgage Bonds (the "Bonds") under the Indenture. The Notes will be limited in aggregate principal amount to $75,000,000, subject to the prior authorization of the DTE. By an order issued December 9, 1997 (the "DTE Order"), the DTE has authorized the issuance of up to $45,896,060 aggregate principal amount of Notes, subject to reduction in the event of the issuance of certain other securities of the Company. As of the date hereof, $705,931 of such other securities have been issued by the Company. The Company may not issue and sell Notes at any time in excess of the amount then authorized by the DTE without further DTE authorization.

          The Notes will be issued in fully registered form only, without coupons and, unless otherwise specified in the applicable Pricing
Supplement, will be issued as Book-Entry Notes. The minimum denominations of the Notes will be $1,000 and integral multiples thereof.

          The Notes will be offered on a continuing basis and will mature from 9 months to 40 years from their issue dates. Each Note will bear interest at a fixed rate. The Notes will not have any conversion rights.

          Each Pricing Supplement relating to the Notes will describe the following terms: (i) the purchase price and price to the public of such Notes which may be expressed as a percentage of the principal amount at which such Notes will be issued; (ii) the date on which such Notes will be issued; (iii) the date on which the principal of such Notes will become due and payable; (iv) the rate per annum at which such Notes will bear interest and the dates such interest will be paid; (v) the date or dates from which any such interest shall accrue; (vi) the terms for redemption or repayment, if any; and (vii) any other variable terms of such Notes not inconsistent with the Indenture.

Payment of Principal and Interest

          The Notes will bear interest at a fixed rate from their date of issue for the first interest period or from the most recent date on which any interest has been paid or duly provided for all subsequent interest periods to but excluding the next interest, if applicable, payment date, the maturity date or date of earlier redemption or repayment at the fixed rate per annum specified therein and in the applicable Pricing Supplement until the principal of such Notes is paid or made available for payment. Interest on the Notes will be payable semi-annually in arrears on the dates set forth in the applicable Pricing Supplement and at maturity or, if applicable, upon earlier redemption or repayment. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

          Payments of principal of and premium, if any, and interest on Book-Entry Notes will be made by the Company in immediately available funds through the Trustee to the Depositary. See "-- Book-Entry Notes."
Payments of principal of and premium, if any, and interest on Certificated Notes will be payable in immediately available funds to registered holders thereof on dates that will be set forth in the applicable Pricing Supplement at the principal corporate trust office in Boston, Massachusetts of the Trustee, or, at the option of such registered holder, at such other office or agency of the Trustee or the Company in New York, New York or otherwise pursuant to the Indenture.

          Interest rates offered by the Company with respect to the Notes may differ depending upon, among other things, the aggregate principal amount of Notes purchased in any transaction. Notes with similar variable terms but different interest rates may be offered concurrently at any time. The Company may also concurrently offer Notes having different variable terms (as are described herein or in the applicable Pricing Supplement).

Redemption at the Option of the Company

          To the extent set forth in the applicable Pricing Supplement, the Notes may be redeemable, at the option of the Company, in whole or in part, at the redemption prices set forth therein plus unpaid accrued interest thereon to the redemption date. The Notes are also subject to redemption at the principal amount thereof, in whole or in part, through the application of eminent domain moneys (as defined in the Indenture) or proceeds of insurance arising from loss or casualty each as specified in the Indenture. Except as may otherwise be specified in the applicable Pricing Supplement, notice of redemption shall be published or mailed to the registered holders of the Notes to be redeemed at least 30 days but not more than 60 days prior to the redemption date and in accordance with the provisions of the Indenture.

Repayment at the Option of the Holder

          To the extent set forth in the applicable Pricing Supplement, the Notes may be repayable by the Company, at the option of the registered holder thereof. If so specified, such holder shall have the option to require repayment of the Notes held by it in whole or in part at the repayment prices set forth in the applicable Pricing Supplement plus unpaid accrued interest thereon to the repayment date set forth therein upon return to the Trustee of (i) a duly completed "Option to Elect Repayment" form on such Note or (ii) a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc., or a commercial bank or a trust company in the United States of America, setting forth the name of the registered holder of the Note, the principal amount of the Note, the principal amount of the Note to be repaid, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Note to be repaid with the "Option to Elect Repayment" form as set forth in clause
(i) duly executed will be received by the Company not later than three business days after the date of such telegram, telex, facsimile transmission or letter and such Note and form duly completed are received by the Company by such third business day, in either case, not less than 30 nor more than 60 days prior to the repayment date (unless otherwise provided in the applicable Pricing Supplement) at the office maintained for such purpose in Boston, Massachusetts, currently the corporate trust office of the Trustee. The repayment option may be exercised by a registered holder of Notes for less than the entire principal amount held by it, provided the principal amount which is to be repaid to such holder is equal to $1,000 or an integral multiple of $1,000. Such exercise by a registered holder to tender Notes for repayment will be irrevocable. All questions as to the validity, eligibility (including time of receipt) and the acceptance of any Note for repayment will be determined by the Company, whose determination will be final and binding.

          So long as the Notes are issued as Book-Entry Notes represented by Global Notes, the Depositary or its nominee, Cede & Co., as registered holder of the Notes, will be entitled to tender the Notes on the date for repayment by the Company and any such tenders will be effected by means of the Depositary's repayment option procedures. During the period from and including the date 60 days prior to the repayment date to and including the date 30 days prior to the repayment date or, if the date thirty days prior to the repayment date is not a business day, the next succeeding business day, the Depositary participants who are acting on behalf of owners of beneficial interests in the Global Notes, must provide instructions to the Depositary to tender the Notes for repayment under the Depositary's repayment option procedures. Such tenders for repayment will be made by the Depositary by means of a book-entry credit of the applicable Book-Entry Notes to the account of the Trustee. Promptly after the recording of any such book-entry credit, the Depositary will provide the Trustee with an agent put daily activity report in accordance with its repayment option procedures, identifying the Book-Entry Notes and the aggregate principal amount thereof as to which such tenders for repayment have been made. OWNERS OF BENEFICIAL INTERESTS IN GLOBAL NOTES WHO WISH TO EFFECTUATE THE TENDER AND REPAYMENT OF SUCH NOTES MUST SO INSTRUCT THEIR RESPECTIVE DEPOSITARY PARTICIPANT OR PARTICIPANTS A REASONABLE PERIOD OF TIME IN ADVANCE OF THE DATE 30 DAYS PRIOR TO THE REPAYMENT DATE.

Security

          The Indenture constitutes a first mortgage lien upon substantially all of the fixed property and franchises of the Company consisting principally of gas distribution property, real estate and buildings, subject to permitted liens. The lien of the Indenture secures all Bonds (including the Notes) from time to time issued and outstanding under the Indenture, equally and ratably and without distinction as to series (except as to sinking funds and other analogous funds established for the exclusive benefit of a particular series). At December 31, 1997, the Company had $110,000,000 aggregate principal amount of Bonds outstanding, consisting of 3 separate series. Two of these outstanding series of Bonds, and any future series of Bonds to the extent so designated at the time of their issue, are referred to in the Indenture as Prior Series Bonds, and as such are entitled, so long as they are outstanding, to approve certain actions and to waive certain restrictions under the Indenture. The third outstanding series of Bonds, designated as Secured Medium Term Notes, Series A, of the Company, and the Notes have been designated as Prior Series Bonds only for purposes of the debt restrictions described under "--Restrictive Covenants - Debt Restrictions."

          The Indenture subjects to the lien thereof property of the character initially mortgaged which is subsequently acquired by the Company. Such after-acquired property may be subject to prior liens which are outstanding or created at the time of such acquisition in an amount not in excess of 60% of the cost or fair value, whichever is less, of such after-acquired property, subject to an overall limit on debt secured by such prior liens. The property excepted from the lien of the Indenture consists principally of: cash and securities (unless deposited with the Trustee); contracts, accounts receivable, leases and operating agreements; equipment, spare parts, tools, materials, supplies and fuel held for sale, lease, use or distribution in the ordinary course of business of the Company; vehicles; leasehold interests and leasehold improvements; and other real and personal property that is not an integral part of the gas distribution operations of the Company. Neither the capital stock of Transgas nor any assets of Transgas are subject to the lien of the Indenture.

          The Company's principal plants and properties, insofar as they constitute real estate, are owned in fee, certain other facilities of the Company are located on premises held by the Company under leases, permits or easements and the Company's gas distribution systems (which constitute a substantial portion of the Company's investment in physical property) are for the most part located under highways, streets, other public places or property owned by others for which permits, grants, easements, licenses or franchises (deemed satisfactory but without examination of underlying land titles) have been obtained.

          The Indenture provides that the Trustee shall have a lien on the mortgaged property, prior to the Bonds, for the payment of its reasonable compensation and expenses and for indemnity against certain liabilities.

Issuance of Additional Bonds

          The maximum principal amount of Bonds which may be issued under the Indenture is not limited. Additional Bonds of any series may be issued from time to time, upon meeting the requirements of the Indenture, in principal amounts equal to:

     (1) 60% of the lesser of the cost or fair value of the net amount of additional property not previously funded, which means, in general terms, the fixed assets of the Company constituting "gas utility property" less any retirements;

     (2) the principal amount of Bonds which have been or are then being retired, and which have not previously been funded, plus certain excess sinking fund and similar payments; or

     (3) the amount of cash deposited with the Trustee for such purpose up to a maximum of $2,000,000 of cash held by the Trustee at any time.

          In order to issue Bonds based on additional property or cash, the Company must have net earnings during a 12 month period equal to at least twice the annual interest payments on all outstanding Bonds (including the Bonds proposed to be issued) and any other debt secured by a lien equal or superior to the lien of the Indenture, and at least 90% of the required net earnings must be from the Company's gas utility operations. This net earnings requirement also must be met for the issue of Bonds based on retired Bonds unless the Bonds being issued bear interest at a rate no higher than the retired Bonds or are issued no later than 3 years after the stated maturity of the retired Bonds.

          In addition to the foregoing, without the approval of the holders of 66 2/3% of the outstanding principal amount of each series of Prior Series Bonds, secured long-term debt of the Company, which would include Bonds with a maturity of more than one year, may not exceed 55% of the total capitalization of the Company. Total capitalization consists of long-term debt, preferred stock and common equity of the Company.

          The Company expects to issue the Notes primarily on the basis of additional property subject to receipt of any necessary DTE approvals that may be required. At December 31, 1997, the Company had approximately $88,309,676 net amount of additional property and $4,550,000 of retired Bonds, entitling it in accordance with the provisions of the Indenture to issue approximately $57,500,000 of additional Bonds.

          The issuance by the Company of debt securities with maturities of greater than one year requires the approval of the DTE. The DTE Order authorizes the issuance of up to $45,896,060 aggregate principal amount of Notes, subject to reduction in the event of the issuance of certain other securities of the Company. As of the date hereof, the $705,931 of such other securities have been issued by the Company. The Company may not issue and sell Notes at any time in excess of the amount authorized by the DTE without further DTE authorization.


Release of Property

          The Indenture provides for the release of property of the Company from the lien of the Indenture under various circumstances, so long as no default exists, based, in most circumstances, on the net proceeds received in connection with the disposition of the property being applied to acquire other gas utility property of at least equal value which becomes subject to the lien of the Indenture on being deposited with the Trustee.

Restrictive Covenants

          The Indenture contains the following covenants for the benefit of the holders of all Bonds:

               Limitation on Encumbrances. The Company will not create or suffer any other encumbrance or lien upon the property subject to the lien of the Indenture except (i) certain routine permitted liens; (ii) liens on after-acquired property which do not exceed 60% of the cost or fair value, whichever is less, of the acquired property and which existed at the time of acquisition or were contemporaneously created to secure the purchase price, provided that such liens may not, except in certain circumstances, exceed 15% of the principal amount of outstanding Bonds without the consent of the holders of at least 66 2/3% of the principal amount of outstanding Bonds; and (iii) liens on after-acquired property acquired through a sale and leaseback transaction which complies with the debt restrictions described below.

               Reserve for Depreciation. The Company will maintain an annual reserve for depreciation of not less than 2% of its depreciable property (excluding certain discontinued gas manufacturing facilities).

          The Indenture also provides, for the benefit of holders of Prior Series Bonds, that, so long as any Prior Series Bonds are outstanding, the Company will not, without the consent of the holders of at least 66 2/3% of the principal amount of each series of Prior Series Bonds then outstanding:

               Dividend Restrictions. Make any restricted distributions to common stockholders unless the sum of restricted payments made on or after January 1, 1992 will not exceed 100% of the Company's net income available for common dividends from that date (reduced by certain stock repurchases in excess of net proceeds of stock sales), plus $12,500,000.

               Debt Restrictions. Incur (i) any indebtedness for money borrowed unless all indebtedness for money borrowed (taking into account the proposed transaction) would not exceed 63% of the sum of short-term debt plus total capitalization of the Company or (ii) any secured long-term debt unless all secured long-term debt (taking into account the proposed transaction) would not exceed 55% of total capitalization.

               Operating Lease Restrictions. Become liable as lessee or purchaser under any operating lease or installment purchase contract having a term of more than 3 years if the aggregate payments under all such operating leases and contracts in any 12 month period would exceed 3% of total capitalization of the Company. The determination of the status of leases in existence on December 31, 1991 as operating or capital leases is made as of that date.

          For purposes of the debt restrictions set forth above, but not otherwise, the Notes will be considered Prior Series Bonds, and the holders of the Notes will have the benefit of such debt restrictions.

Events of Default

          The Indenture provides generally that the following events constitute a default: (i) failure by the Company to pay the principal of any Bond when due; (ii) failure by the Company to pay interest on any Bond for a period of ten days after such payment is due; (iii) failure of the Company to pay any sinking, replacement or analogous fund installment when due; (iv) breach of certain representations, warranties and covenants of the Company (in the case of certain covenants, after a 30 day grace period); (v) failure to pay certain other indebtedness or failure to perform any covenant with respect to such indebtedness after any applicable grace period, the effect of which causes, or permits the holders thereof to cause, such indebtedness in an amount in excess of 3/4 of 1% of tangible net worth of the Company to become due prior to its stated maturity or permits the holders of such indebtedness to elect a majority of the board of directors of the Company; (vi) failure to perform any covenant relating to preferred stock of the Company, the effect of which would require, or permit the holders thereof to require, the Company to redeem such preferred stock prior to any mandatory redemption date; (vii) a final judgment against the Company in a specified material amount which remains unstayed for more than 60 days; and (viii) certain events of bankruptcy, insolvency and reorganization of the Company.

          If a default exists, the Trustee may and, at the request of the holders of at least 25% of the principal amount of the outstanding Bonds, shall declare all of the Bonds to be immediately due and payable, subject to the right of the holders of a majority of the principal amount of the outstanding Bonds to rescind such declaration if the default has been cured. The holders of at least 66 2/3% of the principal amount of the outstanding Bonds (including at least 60% in principal amount of Bonds of any Prior Series Bonds specially affected) may waive any default except a payment default or a lien default. Upon a default, all outstanding Bonds generally share ratably in accordance with the principal, premium, if any, and interest then owing on such outstanding Bonds. In addition to principal and interest, the holders of the Series CH Bonds are entitled to receive upon default a make-whole premium.

          Subject to provision for indemnification of the Trustee, the holders of a majority in principal amount of outstanding Bonds have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee under the Indenture. No holder of any Bond will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of an existing default and unless also the holders of at least 25% in principal amount of the outstanding Bonds shall have made written request, and offered reasonable security or indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall have failed to institute such proceeding within 30 days. However, the holder of any Bond will have an absolute right to receive payment of the principal of and premium, if any, and interest on such Bond on or after the due dates and to institute suit for the enforcement of any such payment.

          The Indenture requires the Company to certify to the Trustee at the time of the issuance of any Bonds whether there is a default in the performance or observance of any provision of the Indenture. The Indenture also requires an annual opinion of counsel as to the maintenance of the lien of the Indenture.

Modification of the Indenture

          Modification and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of at least 66 2/3% in principal amount of the outstanding Bonds of all series affected thereby and of each series affected thereby in a manner different than other affected series; provided, however, that no such modification or amendment may (i) without the consent of the holder of a Bond, affect or impair the obligation of the Company in respect of the principal of or premium, if any, and interest on such Bond or change the amount or rate or extend the time of such payment, or (ii) without the consent of the holders of all Bonds outstanding, reduce the percentage required for a modification or amendment or the creation, except as authorized, of a lien prior to or on a parity with the lien of the Indenture.

          The Company and the Trustee may agree to certain routine modifications and amendments of the Indenture without the consent of the holders of the Bonds, including modifications in regard to matters arising under the Indenture as may be necessary or desirable and not inconsistent with the security and protection intended to be conferred upon the Trustee and the Bondholders.

Satisfaction and Discharge of the Indenture

          The Indenture provides that when, among other things, all Bonds not previously delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within seven months, or (iii) are to be called for redemption within seven months, and the Company deposits or causes to be deposited with the Trustee a sum sufficient to pay the whole amount of the principal of and premium, if any, and interest due or to become due on the Bonds, then the Indenture will cease to be of further effect (except as to the Company's obligations to compensate, reimburse and indemnify the Trustee pursuant to the Indenture and certain other obligations), and the Company will be deemed to have satisfied and discharged the Indenture.

Consolidation, Merger and Sale of Assets

          The Indenture does not prevent the consolidation or merger of the Company with or into any other corporation, or the merger into the Company of any other corporation, or the sale or lease by the Company of its assets substantially as an entirety, provided that (i) any consolidation, merger, sale or transfer shall be on terms that do not impair the lien of the Indenture or any of the rights or powers of the Trustee or the holders of the Bonds; (ii) the successor corporation shall expressly assume the due and punctual payment of the Bonds and the observance and performance of all covenants, conditions and provisions of the Indenture; (iii) immediately after a merger or consolidation, the surviving corporation shall be in compliance with the provisions of the Indenture in all material respects; and (iv) so long as the Series CH Bonds are outstanding, the successor corporation shall be able to incur $1.00 of additional indebtedness for borrowed money. See "--Restrictive Covenants."

Book-Entry Notes

          Unless otherwise specified in the applicable Pricing Supplement, the Notes will be issued as Book-Entry Notes. Upon issuance, all Book-Entry Notes having identical terms and provisions will be represented by a single Global Note. Unless otherwise specified in a Pricing Supplement, each Global Note representing Book-Entry Notes will be deposited with, or on behalf of, the Depositary, and registered in the name of a nominee of the Depositary. Except as set forth below, a Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

          The Depositary has advised the Company and the Agents that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

          Upon the issuance of Book-Entry Notes by the Company represented by a Global Note, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Book-Entry Notes represented by such Global Note to the accounts of participants. The accounts to be credited shall be designated by the Agent through or by which such Book-Entry Notes are sold. Ownership of beneficial interests in a Global Note will be limited to participants or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a Global Note will be evidenced only by, and the transfer of any such ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Note. Ownership of beneficial interests in such a Global Note by persons that hold through participants will be evidenced only by, and the transfer of any such ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

          So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note representing Book-Entry Notes will not be entitled to have such Book-Entry Notes registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture or such Global Note. The Company understands that, under existing industry practice, in the event that the Company requests any action of holders of Book-Entry Notes or an owner of a beneficial interest in a Global Note desires to take any action that the Depositary, as the holder of such Global Note, is entitled to take, the Depositary would authorize the participants to take such action and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

          Payments of principal of and premium, if any, and interest on the Book-Entry Notes represented by one or more Global Notes will be made by the Company in immediately available funds through the Trustee to the Depositary, or its nominee, as the case may be, as the registered owner of such Global Note or Notes. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal, premium, if any, and interest in respect of a Global Note, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Global Note as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

          The Company will issue Certificated Notes in exchange for Global Notes representing Book-Entry Notes only if (i) the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, (ii) the Company at any time determines not to have Book-Entry Notes represented by one or more Global Notes, or (iii) a default under the Indenture has occurred and is continuing. In any such instance, an owner of a beneficial interest in any Global Note will be entitled to physical delivery of Certificated Notes which are equal in principal amount to such beneficial interest and to have such Certificated Notes registered in its name. Such Notes so issued will be issued in registered form only without coupons and in denominations of $1,000 and multiples thereof. If Certificated Notes are issued, the record dates for the payment of interest thereon will be set forth in such Certificated Notes and the applicable Pricing Supplement.

          The information above concerning the Depositary and the Depositary's book-entry system has been obtained from the Depositary. None of the Company, the Trustee or the Agents takes responsibility for the accuracy or completeness thereof.

Concerning the Trustee

          State Street Bank and Trust Company, as Trustee under the Indenture, is the trustee for the Bonds currently outstanding under the Indenture.




                        CERTAIN TAX CONSIDERATIONS

          The following summarizes certain United States federal income tax considerations that may be relevant to a holder of Notes and is based on laws, existing Treasury regulations, rulings, judicial decisions and other authorities as of the date hereof, all of which are subject to change. Prospective investors should consult their own tax advisors in determining their tax consequences from purchasing, holding or disposing of Notes, including the application to their particular situations of the tax considerations discussed below, and in determining the application of state, local or other tax laws as well as prospects for changes in federal income tax laws or interpretations.

          Payments of interest on a Note (other than an OID Note, as discussed below) will generally be taxable to a holder as gross income at the time it is paid or accrued in accordance with the holder's method of tax accounting. A Note may be issued for an amount less than its stated redemption price at stated maturity, and that difference may give rise to original issue discount ("OID"). Notes issued with OID are referred to as "OID Notes." Holders of OID Notes should be aware that they must, in general, include OID income on an accrual method, i.e., in advance of the related cash payments. Notice will be given in the applicable Pricing Supplement when the Company determines that a particular Note will be an OID Note.




                           PLAN OF DISTRIBUTION

          The Notes are being offered on a continuing basis for sale by the Company to or through Salomon Brothers Inc, A.G. Edwards & Sons, Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated or other Agents selected from time to time by the Company who become parties to the Distribution Agreement. The Agents individually or in a syndicate, may purchase Notes, as principal, from the Company from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by the applicable Agent or, if so specified in the applicable Pricing Supplement, for resale at a fixed offering price. If agreed to by the Company and an Agent, such Agent may also utilize its reasonable efforts on an agency basis to solicit offers to purchase the Notes at 100% of the principal amount thereof, unless otherwise specified in the applicable Pricing Supplement. The Company will pay a commission to an Agent, ranging from
 .125% to .750% of the principal amount of each Note, depending upon its stated maturity, sold through such Agent as an agent of the Company. Commissions with respect to Notes with stated maturities in excess of 30 years that are sold through an Agent as an agent of the Company will be negotiated between the Company and such Agent at the time of such sale.
The Company may also sell the Notes directly to purchasers in those jurisdictions in which it is permitted to do so. No commission or discount will be payable by the Company on Notes sold directly by the Company.

          Unless otherwise specified in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a Note of identical maturity. An Agent may sell Notes it has purchased from the Company as principal to certain dealers less a concession equal to all or any portion of the discount received in connection with such purchase. Such Agent may allow, and such dealers may reallow, a discount to certain other dealers. After the initial offering of Notes, the offering price (in the case of Notes to be resold on a fixed offering price basis), the concession and the reallowance may be changed.

          The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice and may reject offers in whole or in part (whether placed directly with the Company or through an Agent). Each Agent will have the right, in its discretion reasonably exercised, to reject in whole or in part any offer to purchase Notes received by it on an agency basis.

          Upon issuance, the Notes will not have an established trading market. The Notes will not be listed on any securities exchange. The Agents may from time to time purchase and sell Notes in the secondary market, but the Agents are not obligated to do so, and there can be no assurance that there will be a secondary market for the Notes or that there will be liquidity in the secondary market if one develops. From time to time, the Agents may make a market in the Notes, but the Agents are not obligated to do so and may discontinue any market-making activity at any time.

          In connection with an offering of Notes purchased by one or more Agents as principal, each such Agent will be permitted to engage in certain transactions that stabilize the price of such Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such Notes. If an Agent creates a short position in such Notes (i.e., if it sells Notes in an aggregate principal amount exceeding that set forth in the applicable Pricing Supplement), such Agent may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the price of Notes to be higher than it might be in the absence of such purchases.

          Neither the Company nor any of the Agents makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Agents makes any representation that the Agents will engage in any such transactions or that such transactions once commenced will not be discontinued without notice.

          The Agents may be deemed to be "underwriters" within the meaning of the Securities Act. The Company has agreed to indemnify the Agents against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act. The Company also has agreed to reimburse the Agents for certain other expenses.

          The Agents have in the past performed, and in the future may perform, various services for the Company in the ordinary course of its business.




                              LEGAL OPINIONS

          The validity of the Notes will be passed upon for the Company by Palmer & Dodge LLP, counsel to the Company, One Beacon Street, Boston, Massachusetts, and certain legal matters will be passed upon for the Agents by Winthrop, Stimson, Putnam & Roberts, One Battery Park
Plaza, New York, New York.


                                  EXPERTS

          The financial statements and schedule included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference in this Prospectus and in the Registration Statement, have been audited by Grant Thornton LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus (including any accompanying Pricing Supplement) and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any of the Agents. This Prospectus (including any accompanying Pricing Supplement) does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby or thereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus (or any accompanying Pricing Supplement) by the Company or any of the Agents nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.



No  dealer, salesperson or any
other    person    has    been
authorized   to    give    any
information  or  to  make  any               $75,000,000
representation  not  contained
in  this Prospectus (including
any    accompanying    Pricing               Colonial Gas
Supplement) and, if  given  or                 Company
made,   such  information   or
representation  must  not   be
relied  upon  as  having  been           Secured Medium Term
authorized  by the Company  or            Notes, Series B
by  any  of the Agents.   This
Prospectus   (including    any
accompanying           Pricing               PROSPECTUS
Supplement)      does      not
constitute an offer to sell or             March 30, 1998
a solicitation of any offer to
buy   any  of  the  securities
offered  hereby or thereby  in           Salomon Smith Barney
any jurisdiction to any person
to whom it is unlawful to make         A.G. Edwards & Sons, Inc.
such     offer     in     such
jurisdiction.    Neither   the           Merrill Lynch & Co.
delivery  of  this  Prospectus
(or  any  accompanying Pricing
Supplement) by the Company  or
any of the Agents nor any sale
made  hereunder  shall,  under
any  circumstances, create any
implication  that  there   has
been  no change in the affairs
of  the Company since the date
hereof or that the information
contained  or incorporated  by
reference herein is correct as
of  any time subsequent to its
date.



_______________

TABLE OF CONTENTS


Available Information
Incorporation of Certain
Information by
     Reference
The Company
Selected Financial Information
Use of Proceeds
Description of Notes
Certain Tax Considerations
Plan of Distribution
Legal Opinions
Experts